Small- scale Share Swap with Shinhan Life Insurance

The small-scale share swap between Shinhan Financial Group (the “Group” or “SFG”) and Shinhan Life Insurance (“SHL”) was completed on December 13, 2005. Newly issued common stock of the Group resulting from the share swap was scheduled to be traded in the Korea Exchange starting on December 26, 2005. Previous SHL shareholders whose shares were exchanged by SFG common shares became shareholders of Shinhan Financial Group on December 13, 2005 and therefore, they are entitled to receive dividends for the fiscal year 2005. The dividend rate will be determined at our general shareholders’ meeting to be held in March 2006.